LiveDeal, Inc.

325 East Warm Springs Road, Suite 120

Las Vegas, Nevada 89119

June 20, 2014

VIA EDGAR

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	LiveDeal, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 10, 2014

File No. 001-33937

Dear Ms. Mills-Apenteng:

On behalf of LiveDeal, Inc. (“LiveDeal” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated June 17, 2014 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter. In connection with providing these responses, we have also filed an amended version of the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which incorporates the revisions described below in this letter.

Proposal 3

Approval of Amendment to Amended and Restated Articles of Incorporation (Increase in Authorized Common Stock), page 21

1.	Please tell us in your response letter whether you have entered into any agreements or have any plans, proposals, or arrangements to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your proxy statement.

Response

LiveDeal has not entered into any specific agreements, nor does it have or anticipate any immediate plans, proposals or arrangements, to issue any of the shares of common stock that will be newly authorized if the proposed amendment to the Company’s Amended and Restated Articles of Incorporation is approved. Notwithstanding the foregoing, the Company may issue additional shares of common stock in the future (including some or all of the newly authorized shares), including but not limited to (i) pursuant to the convertible note transaction described in the Amended Proxy Statement (see Proposal No. 4), and/or (ii) under the Company’s shelf Registration Statement on Form S-3 (File No. 333-193971), registering up to $50,000,000 in any combination of the Company’s common stock, preferred stock, debt securities, warrants or units, to be offered and sold from time to time in one or more offerings, which was declared effective by the Commission on April 10, 2014. We have included a statement to that effect in the Amended Proxy Statement.

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Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2014

Proposal 4

Approval of Convertible Note Transaction, page 23

2.	Please expand your disclosure to describe the general effect upon the rights of existing security holders of the transactions described. This disclosure should describe in particular the dilutive impact on existing shareholders of the issuance of common stock upon conversion of the Notes or exercise of the Conversion Warrants. See Item 11(d) of Schedule 14A.

Response

We note that the general effect (and, in particular, the dilutive impact) of the convertible note transaction on LiveDeal’s existing stockholders will depend upon a variety of factors, many of which are not within the Company’s control. In response to the Staff’s comment, we have revised the illustration that was set forth at the top of page 31 of the previous filing, such that the Amended Proxy Statement now includes the following disclosure, which we believe is responsive to Item 11(d) of Schedule 14A:

“Assuming for illustrative purposes only that (i) all $5,000,000 in aggregate principal amount of Notes are actually issued pursuant to the Purchase Agreement for $4,750,000 in cash (after giving effect to the 5% discount provided for therein), (ii) all such Notes (without taking into account any accrued interest) are converted into shares of our common stock at the assumed conversion prices set forth below, and (iii) all Contingent Warrants issued to the Investor in connection with such conversions are exercised for cash, the Company would receive aggregate cash proceeds of $10,250,000 (less any interest paid under the terms of the Notes) and the following numbers of shares would be issued to the Investor:

Assumed “Average Price” of Common Stock (1)	Conversion Price Per Share (70% of Average Price)	No. Shares Issued to Investor (2)	% of Issued and Outstanding Shares (3)
$3.12 (maximum)	$2.18	4,578,755	25.3%
$1.73 (mid-point)	$1.21	8,281,573	38.1%
$0.33 (minimum)	$0.23	43,390,043	76.3%

(1)	Pursuant to the Purchase Agreement, the “Average Price” used to calculate the applicable conversion price of the Notes cannot exceed $3.12 per share or be less than $0.33 per share.

(2)	Actual issuances would never exceed the number of shares of common stock authorized for issuance by the Company pursuant to its Amended and Restated Articles of Incorporation.

(3)	Based on 13,461,667 shares of common stock issued and outstanding as of the record date for the Annual Meeting. Percentage calculated after giving effect to all assumed issuances of shares to the Investor pursuant to the convertible note transaction, assuming no other issuances of common stock by the Company. To the extent that the Company issues additional shares of common stock in the future (e.g., under its shelf Registration Statement), the relative dilution to existing stockholders resulting directly from the convertible note transaction will be reduced.”

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Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
June 20, 2014

3.	Please furnish or incorporate by reference the information required by Item 13(a) of Schedule 14A, or tell us why you are not required to do so. We refer you to Items 11(e) and 13(b) of Schedule 14A.

Response

We have revised the filing to incorporate the information required by Item 13(a) of Schedule 14A by reference to certain of the Company’s historical filings with the Commission. Please refer to page 46 of the Amended Proxy Statement.

*****

If you have any questions regarding our responses, please contact Jeff Scudder of Snell & Wilmer L.L.P. (602-382-6556; jscudder@swlaw.com).

Sincerely,

/s/ Jon Isaac

Jon Isaac

President and Chief Executive Officer

LiveDeal, Inc.

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